EXHIBIT 12.3
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2006	2007	2008	2009	2010	2011
Fixed Charges:
Interest	$ 78	$ 78	$ 68	$ 75	$ 72	$ 19
Interest portion of annual rentals	4	3	2	1	2	-
Preferred dividends of subsidiary (1)	2	2	2	2	2	-
Total fixed charges	84	83	72	78	76	19
Preferred stock dividends (1)	6	6	6	6	6	1
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 90	$ 89	$ 78	$ 84	$ 82	$ 20
Earnings:
Pretax income from continuing operations	$ 426	$ 408	$ 394	$ 415	$ 465	$ 105
Total fixed charges (from above)	84	83	72	78	76	19
Less: Interest capitalized	1	1	-	1	1	-
Less: Preferred dividends of subsidiary (1)	1	1	1	2	1	-
Total earnings for purpose of ratio	$ 508	$ 489	$ 465	$ 490	$ 539	$ 124
Ratio of earnings to combined fixed charges and preferred stock dividends	5.64	5.49	5.96	5.83	6.57	6.20
Ratio of earnings to fixed charges	6.05	5.89	6.46	6.28	7.09	6.53

(1)

In computing this ratio, “Preferred dividends of subsidiary” and "Preferred stock dividends" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.